UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on May 21, 2024: EuroDry Ltd. Reports Results for the Quarter Ended March 31, 2024.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: May 21, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Quarter Ended March 31, 2024

Maroussi, Athens, Greece – May 21, 2024– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three-month period ended March 31, 2024.

First Quarter 2024 Highlights:

•

Total net revenues of $14.4 million.

•

Net loss attributable to controlling shareholders, of $1.8 million or $0.65 loss per share basic and diluted, respectively.

•

 Adjusted net loss1 attributable to controlling shareholders for the quarter of $3.2 million or $1.18 loss per share basic and diluted, respectively, before unrealized gain on derivatives.

•

Adjusted EBITDA1 was $2.1 million.

•

An average of 13.0 vessels were owned and operated during the first quarter of 2024 earning an average time charter equivalent rate of $12,455 per day. Refer to a subsequent section of the Press Release for the definition and method of calculation of time charter equivalent rate.

•

As of May 21, 2024, we had repurchased 299,646 shares of our common stock in the open market for $4.7 million, since the initiation of our repurchase plan of up to $10 million, announced in August 2022.

1Adjusted EBITDA, Adjusted net income / (loss) attributable to controlling shareholders and Adjusted earnings / (loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“During the second half of first quarter of 2024 and through mid-May 2024, drybulk earnings for Ultramax and Kamsarmax vessels have on average maintained the levels of the previous three months with trip charter rates around $16,000/day and time charter rates a couple of thousand dollars per day higher. While these earnings levels would have been profitable for our fleet, our results for the quarter were influenced by a higher-than-average number of vessels undergoing drydocking and realized losses on FFA contracts.  Looking forward we continue to be cautiously optimistic for the drybulk sector with continuing low orderbook as percent of the fleet and effects from carbon emissions regulation underpinning our optimism. On the demand side, economic developments in China and worldwide economic growth along with the objective to reduce the use of coal provide the challenges the sector has to overcome. Of course, other geopolitical factors, like the Houthi attacks on shipping, have a positive near-term effect forcing vessels to travel longer distances.

“We are positioning our fleet to take advantage of possible increases in rates and, thus, have all our vessels being exposed to the market either pursuing short term trip charters or having their earnings linked to market indices. At the same time, we continuously evaluate investment opportunities in modern vessels and intend to continue our share repurchase program to exploit the difference between our share price and the intrinsic value of our shares.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented:

“Our net revenues for the first quarter of 2024 were higher by 27.2% as compared to the first quarter of 2023. This is primarily driven by the increase of 16.7% in average time charter equivalent rates our vessels earned during the quarter as compared to the first quarter of 2023, as well as by the increased number of vessels owned and operated in the first quarter of 2024 as compared to the same period of 2023.

“Vessel operating expenses were $6.2 million for the first quarter of 2024 as compared to $4.7 million for the same period of 2023. The increase is mainly attributable to the increased number of vessels operating in the first quarter of 2024 compared to the corresponding period in 2023.

“Adjusted EBITDA during the first quarter of 2024 was $2.1 million compared to $2.4 million achieved for the first quarter of last year. As of March 31, 2024, our outstanding debt (excluding the unamortized loan fees) was $101.5 million versus restricted and unrestricted cash of approximately $12.7 million.”

First Quarter 2024 Results:

For the first quarter of 2024, the Company reported total net revenues of $14.42 million representing a 27.2% increase over total net revenues of $11.34 million during the first quarter of 2023, which was the result of the increased time charter rates our vessels earned during the first quarter of 2024 and the increased number of vessels owned and operated in first quarter of 2024 compared to the same period of last year. On average, 13.0 vessels were owned and operated during the first quarter of 2024 earning an average time charter equivalent rate of $12,455 per day compared to 10.0 vessels in the same period of 2023 earning on average $10,674 per day.

The Company reported a net loss for the period of $1.91 million and a net loss attributable to controlling shareholders of $1.78 million, as compared to a net loss and a net loss attributable to controlling shareholders of $1.54 million for the same period of 2023. The net loss attributable to the non-controlling interest of $0.13 million in the first quarter of 2024 represents the loss attributable to the 39% ownership of the entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”) (the “Partnership”).

For the first quarter of 2024, voyage expenses amounted to $1.51 million and mainly relate to vessels repositioning between charters and expenses during operational off-hire time, as compared to $2.44 million in the same period of 2023.The amount for the first quarter of 2023 included expenses incurred by one of our vessels while employed under a voyage charter. Vessel operating expenses increased to $6.23 million for the first quarter of 2024 from $4.69 million in the same period of 2023. The increase is mainly attributable to the increased number of vessels operating in the first quarter of 2024 compared to the corresponding period in 2023. Depreciation expense for the first quarter of 2024 was $3.44 million compared to $2.53 million for the same period of 2023 as a result of the higher number of vessels owned and operated in the first quarter of 2024.

Related party management fees for the period were $1.08 million compared to $0.77 million for the same period of 2023, again due to the increased number of vessels owned and operated in the first quarter of 2024, as well as due to the adjustment for inflation in the daily vessel management fee, effective from January 1, 2024, increasing it from 775 Euros to 810 Euros and the unfavorable movement of the euro/dollar exchange rate.

General and administrative expenses were $0.81 million for the first quarter of 2024 as compared to $0.80 million for the same period of last year.

In the first quarter of 2024, two of our vessels were drydocked in order to pass their special survey for a total cost of $1.77 million. In the first quarter of 2023 one of our vessels was drydocked in order to pass her intermediate survey, which was completed in the second quarter of 2023. The above drydocking expenses amounted to $0.51 million during the first quarter of 2023.

Interest and other financing costs for the first quarter of 2024 increased to $2.07 million as compared to $1.47 million for the same period of 2023. Interest expense during the first quarter of 2024 was higher mainly due to the increased amount of debt and the increased benchmark rates of our loans during the period as compared to the same period of last year.

For the three months ended March 31, 2024, the Company recognized a $0.15 million unrealized gain and a $0.06 million realized gain on one interest rate swap, as well as a $1.29 million unrealized gain and a $0.95 million realized loss on forward freight agreement contracts. For the three months ended March 31, 2023, the Company recognized a $1.99 million unrealized loss and a $1.81 million realized gain on four interest rate swaps, three of which were terminated early in the first quarter of 2023, as well as a $0.04 million unrealized gain and a $0.24 million realized gain on forward freight agreement contracts.

Adjusted EBITDA for the first quarter of 2024 was $2.10 million compared to $2.36 million achieved during the first quarter of 2023.

Basic and diluted loss per share attributable to the Company for the first quarter of 2024 was $0.65, calculated on 2,733,491 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.55 for the first quarter of 2023, calculated on 2,803,049 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the net loss attributable to controlling shareholders for the quarter of the unrealized loss / (gain) on derivatives, the adjusted loss for the quarter ended March 31, 2024 would have been $1.18 per share basic and diluted, compared to adjusted earnings of $0.14 per share basic and diluted, respectively for the quarter ended March 31, 2023. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC(**) index
XENIA	Kamsarmax	82,000	2016	TC until Jun-24	$15,000
ALEXANDROS P.	Ultramax	63,500	2017	TC until May-24 Then until Jul-24	$16,500 $11,000 - $17,750*****
CHRISTOS K***	Ultramax	63,197	2015	TC until May-24	$22,000 plus a GBB**** of $220,000
YANNIS PITTAS	Ultramax	63,177	2014	TC until Jun-24	$21,000 plus a GBB**** of $210,000
MARIA***	Ultramax	63,153	2015	TC until Jun-24	$22,000 plus a GBB**** pf $220,000
GOOD HEART	Ultramax	62,996	2014	TC until May-24	$14,500
MOLYVOS LUCK	Supramax	57,924	2014	TC until Jun-24	$15,100
EIRINI P	Panamax	76,466	2004	TC until Jun-24	$13,250
SANTA CRUZ	Panamax	76,440	2005	TC until Jun-24	$17,750 plus a GBB*** of $775,000
STARLIGHT	Panamax	75,845	2004	TC until May-24	$12,250
TASOS	Panamax	75,100	2000	TC until Jul-24	$16,500 plus a GBB**** of $650,000
BLESSED LUCK	Panamax	76,704	2004	TC until Jul-24	$15,400
Total Dry Bulk Vessels	13	918,502

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date.

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

(***)

The entity owning the vessel is 61% owned by EuroDry and 39% by NRP Investors.

(****)

Gross Ballast Bonus.

(*****)

Rate will depend on the redelivery region.

         Summary Fleet Data:

	Three months, ended March 31, 2023	Three months, ended March 31, 2024
FLEET DATA
Average number of vessels (1)	10.00	13.00
Calendar days for fleet (2)	900.0	1,183.0
Scheduled off-hire days incl. laid-up (3)	6.0	52.5
Available days for fleet (4) = (2) - (3)	894.0	1,130.5
Commercial off-hire days (5)	2.2	-
Operational off-hire days (6)	2.5	21.4
Voyage days for fleet (7) = (4) - (5) - (6)	889.3	1,109.1
Fleet utilization (8) = (7) / (4)	99.5%	98.1%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.8%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.7%	98.1%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	10,674	12,455
Vessel operating expenses excl. drydocking expenses (12)	6,065	6,183
General and administrative expenses (13)	888	684
Total vessel operating expenses (14)	6,953	6,867
Drydocking expenses (15)	564	1,493

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. TCE provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, May 21, 2024 at 10:30 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13746785.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet on the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the First Quarter 2024 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2023	2024

Revenues
Time charter revenue	9,317,850	15,321,785
Voyage charter revenue	2,609,775	-
Commissions	(585,657)	(897,140)
Net revenues	11,341,968	14,424,645

Operating expenses / (income)
Voyage expenses	2,435,123	1,507,517
Vessel operating expenses	4,690,685	6,233,359
Drydocking expenses	507,827	1,765,630
Vessel depreciation	2,534,469	3,442,068
Related party management fees	767,455	1,080,994
General and administrative expenses	799,549	808,948
Total operating expenses, net	11,735,108	14,838,516

Operating loss	(393,140)	(413,871)

Other income / (expenses)
Interest and other financing costs	(1,466,919)	(2,069,905)
Gain on derivatives, net	100,974	543,543
Foreign exchange (loss) / gain	(13,464)	1,566
Interest income	232,209	29,228
Other expenses, net	(1,147,200)	(1,495,568)
Net loss	(1,540,340)	(1,909,439)
Net loss attributable to the non-controlling interest	-	127,937
Net loss attributable to controlling shareholders	(1,540,340)	(1,781,502)
Loss per share attributable to controlling shareholders, basic and diluted	(0.55)	(0.65)
Weighted average number of shares, basic and diluted	2,803,049	2,733,491

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2023	March 31, 2024

ASSETS
Current Assets:
Cash and cash equivalents	8,002,024	7,370,422
Trade accounts receivable, net	6,740,606	7,473,137
Other receivables	2,127,266	2,417,546
Inventories	4,117,663	3,450,150
Restricted cash	2,797,569	2,042,696
Prepaid expenses	243,380	321,532
Derivatives	196,627	201,778
Total current assets	24,225,135	23,277,261

Fixed assets:
Vessels, net	203,528,116	200,344,349
Long-term assets:
Derivatives	-	132,352
Restricted cash	3,300,000	3,300,000
Total assets	231,053,251	227,053,962

LIABILITIES, AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	17,804,553	16,865,238
Trade accounts payable	3,146,931	4,988,987
Accrued expenses	2,320,606	1,973,172
Derivatives	1,287,720	-
Deferred revenue	346,838	148,860
Due to related companies	577,542	2,244,511
Total current liabilities	25,484,190	26,220,768

Long-term liabilities:
Long term bank loans, net of current portion	86,123,063	83,752,534
Derivatives	17,769	-
Total long-term liabilities	86,140,832	83,752,534
Total liabilities	111,625,022	109,973,302

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,832,417 and 2,801,625 issued and outstanding, respectively)	28,324	28,017
Additional paid-in capital	68,069,724	67,631,901
Retained earnings	41,564,249	39,782,747
Total EuroDry Ltd. common shareholders’ equity	109,662,297	107,442,665
Non-controlling interest	9,765,932	9,637,995
Total shareholders' equity	119,428,229	117,080,660
Total liabilities and shareholders' equity	231,053,251	227,053,962

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2024
	2023	2024

Cash flows from operating activities:
Net loss	(1,540,340)	(1,909,439)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	2,534,469	3,442,068
Amortization and write off of deferred charges	52,838	65,157
Share-based compensation	256,897	233,937
Unrealized loss / (gain) on derivatives	1,945,304	(1,442,992)
Changes in operating assets and liabilities	(398,374)	2,583,203
Net cash provided by operating activities	2,850,794	2,971,934

Cash flows from investing activities:
Cash paid for vessel acquisition	-	(132,754)
Cash paid for vessel sale expenses	(15,274)	-
Cash paid for vessels capitalized expenses	(44,309)	(178,587)
Net cash used in investing activities	(59,583)	(311,341)

Cash flows from financing activities:
Cash paid for share repurchases	(1,000,122)	(672,068)
Repayment of long-term debt	(14,935,000)	(3,375,000)
Net cash used in financing activities	(15,935,122)	(4,047,068)

Net decrease in cash, cash equivalents and restricted cash	(13,143,911)	(1,386,475)
Cash, cash equivalents and restricted cash at beginning of period	37,123,013	14,099,593
Cash, cash equivalents and restricted cash at end of period	23,979,102	12,713,118

Cash breakdown

Cash and cash equivalents	20,364,410	7,370,422
Restricted cash, current	1,829,692	2,042,696
Restricted cash, long term	1,785,000	3,300,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	23,979,102	12,713,118

EuroDry Ltd.

Reconciliation of Net loss to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2024
Net loss	(1,540,340)	(1,909,439)
Interest and other financing costs, net (incl. interest income)	1,234,710	2,040,677
Vessel depreciation	2,534,469	3,442,068
Unrealized gain on Forward Freight Agreement derivatives	(42,195)	(1,287,720)
Loss / (gain) on interest rate swap derivatives	177,598	(210,640)
Adjusted EBITDA	2,364,242	2,074,946

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net loss before interest, income taxes, depreciation, unrealized gain on Forward Freight Agreements (“FFAs”) and loss / (gain) on interest rate swap derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net loss, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized gain on FFAs, loss / (gain) on interest rate swap derivatives and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net loss attributable to controlling shareholders to Adjusted net income / (loss) attributable to controlling shareholders

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2024
Net loss attributable to controlling shareholders	(1,540,340)	(1,781,502)
Unrealized loss / (gain) on derivatives	1,945,305	(1,442,992)
Adjusted net income / (loss) attributable to controlling shareholders	404,965	(3,224,494)
Adjusted earnings / (loss) per share, basic and diluted	0.14	(1.18)
Weighted average number of shares, basic and diluted	2,803,049	2,733,491

Adjusted net income / (loss) and Adjusted earnings / (loss) per share Reconciliation:

EuroDry Ltd. considers Adjusted net income / (loss) attributable to controlling shareholders, to represent net loss before unrealized loss / (gain) on derivatives, which includes FFAs and interest rate swaps. Adjusted net income / (loss) attributable to controlling shareholders and Adjusted earnings / (loss) per share is included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized loss / (gain) on derivatives, which may significantly affect results of operations between periods. Adjusted net income / (loss) attributable to controlling shareholders and Adjusted earnings / (loss) per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by GAAP. The Company's definition of Adjusted net income / (loss) attributable to controlling shareholders and Adjusted earnings / (loss) per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income / (loss) attributable to controlling shareholders and Adjusted earnings / (loss) per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 13 vessels, including 5 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 13 drybulk carriers have a total cargo capacity of 918,502 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com

SK 29870 0001 11055807